Exhibit 99.1
For Immediate Release
Qiao Xing Mobile VEVA F1 Qualifies and is Selected Into the First WCDMA Model List of
China Unicom
Beijing, China (March 19, 2009) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or the “Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd., announced that its new VEVA F1 handset has been successfully qualified and has been selected into the first WCDMA model list of China Unicom.
The VEVA F1 handset supports the WCDMA/HSPA standard and is compatible with the GSM, GPRS and EDGE networks. The handset boasts industry-leading downstream data transmission rates of up to 7.2Mbps and uplink data transmission rates of up to 2Mbps. The VEVA F1 handset is fashionably designed and comes with a 3-inch TFT LCD touch panel, dual cameras and built-in Bluetooth.
Mr. Wu Zhi Yang, Chairman of the Company, commented, “Bundling with mobile operators will be an important distribution channel in the future. The Chinese 3G business is entering a stage of rapid development and operators are getting active in the launching of 3G mobile phones. We believe that the 3G developments in China will bring valuable business development opportunities to us. With strong research and development capabilities, and long-term innovative strategies, we are confident that we will be able to develop competitive 3G mobile phones for the Chinese mobile operators.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on the Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd. its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” and “VEVT” brands. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generate higher profit margins. For more information, please visit www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of March 19, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com